SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period ending 27th October 2005

GlaxoSmithKline plc

(Name of registrant)
980 Great West Road,
Brentford,
Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO. 333-104121) OF GLAXOSMITHKLINE PLC, GLAXOSMITHKLINE CAPITAL INC. AND GLAXOSMITHKLINE CAPITAL PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Issued: 27th October 2005, London

GSK delivers EPS of 21.3p up 16% CER (20% reported)

2005 guidance raised to ‘mid-teens’ EPS percentage growth (in CER terms)

GlaxoSmithKline plc (GSK) today announces its results for the third quarter ended 30th September 2005. The full results, which have been prepared under IFRS, are presented under ‘Income Statement’ on pages 7 and 8, and are summarised below.

FINANCIAL RESULTS*

	Q3 2005	Q3 2004	Growth		9 months 2005	9 months 2004	Growth

	£m	£m	CER%	£%	£m	£m	CER%	£%

Turnover	5,471	4,924	9	11	15,753	14,750	7	7
Operating profit	1,783	1,497	14	19	5,241	4,515	15	16
Profit before tax	1,753	1,451	16	21	5,126	4,457	14	15

Earnings per share	21.3p	17.7p	16	20	62.8p	54.6p	14	15

Q3 2005 SUMMARY*

•	Excellent pharmaceutical sales growth of 10% to £4.7 billion
	–	Strong growth achieved across all regions: USA (+11% to £2.4 billion), Europe (+9% to £1.3 billion) and International markets (+8% to £1.0 billion).
	–	Key products continue to perform well:
		–	Advair for asthma (+20% to £737 million)
		–	Avandia/Avandamet for diabetes (+22% to £355 million)
		–	Vaccines (+20% to £399 million)
		–	Lamictal, Coreg and Valtrex together grew 25% to £543 million.

•	2005 earnings guidance raised
	–	EPS up 16% CER in the quarter to 21.3p, with year-to-date growth of 14% CER.
	–	Strong performance this year is expected to continue into the fourth quarter and GSK has therefore raised its full-year 2005 earnings guidance to ‘mid-teens’ EPS percentage growth in CER terms.

•	R&D seminar announced
	–	GSK to profile oncology and supportive-care portfolio in New York on 30th November 2005.

Commenting on the performance for the quarter and GSK's outlook, JP Garnier, Chief Executive Officer, said: “This quarter’s performance shows the vitality of our business, which is again being driven by great performances from key products such as Advair, Avandia and our Vaccines franchise. GSK is facing the future with confidence – today we are raising our earnings guidance for 2005 and confirming that we will review our promising oncology portfolio at an R&D seminar in November”.

*	The Group's practice is to discuss its results in terms of constant exchange rate (CER) growth. All commentaries compare 2005 results with 2004 in CER terms unless otherwise stated. See 'Accounting Presentation and Policies' on page 21 for a fuller explanation.

PRODUCT UPDATE

Strong performance of key growth drivers: pharma sales growth accelerates to 10%

•	Pharmaceutical growth was 11% in the USA, 9% in Europe and 8% in International. Wholesaler stock movements had no significant impact on the growth rate of the US business.

•	GSK’s biggest-selling product, Seretide/Advair for asthma and COPD, had another strong quarter, with total sales up 20% to £737 million. US sales rose 20% to £417 million and European sales were up 17% to £246 million. Seretide/Advair continues to gain market share across all regions.

•	Sales of diabetes treatments Avandia/Avandamet were up 22% to £355 million in the quarter. In the USA, sales rose 21% to £265 million, while in Europe sales increased 44% to £40 million.

•	Lamictal sales grew 20% to £210 million. New guidelines were published in July’s Journal of Clinical Psychiatry reinforcing its use as first line maintenance treatment for bipolar disorder. Sales of Valtrex for herpes grew 20% to £179 million. Sales of heart disease treatment Coreg increased 39% to £154 million. Positive data on once-daily Coreg CR were received in the quarter and the product is on track for filing with the FDA by the end of the year.

High-potential new products gaining momentum

•	Sales of Requip rose 41% to £42 million. In the USA, weekly new prescriptions for the product have more than tripled since its approval for Restless Legs Syndrome (RLS) in May. Requip (Adartrel) also received a positive CHMP opinion in the EU for the treatment of RLS on 16th September and launch of the product in Europe is expected during H1 2006.

•	Avodart for benign prostatic hyperplasia (enlarged prostate) continues to gain momentum, with sales rising 98% in the quarter to £36 million. Avodart now accounts for 40% of new prescriptions in the US 5-Alpha Reductase Inhibitor market.

•	Demand for Bonviva/Boniva, an effective once-monthly oral bisphosphonate for the treatment of osteoporosis, continued to build in the quarter. Since its launch in the USA in April, Boniva has achieved a 10% share of new prescriptions in the oral bisphosphonate market. Bonviva was approved in the EU on 19th September and has recently been launched in several markets, including the UK and Germany.

Vaccines grow 20%; $2 billion recently committed in strategic moves to strengthen business

•

GSK’s Vaccines business continues to perform well with sales up 20% to £399 million in the quarter. US sales were particularly strong (+82% to £123 million), boosted by two new launches: Fluarix for protection against influenza and Boostrix, a new vaccine that adds protection against pertussis (whooping cough) to the routine tetanus/diphtheria booster administered to teenagers.

European sales (+7% to £162 million) were helped by the strong performance of Infanrix (+35% to £57 million), following the withdrawal of a competitor product, Hexavac, in September.

•	GSK also made two further strategic moves during the quarter to strengthen its vaccines business:

	—	On 1st September, GSK announced the acquisition of a vaccine R&D facility in Marietta, Pennsylvania, which will focus on the development and production of tissue culture technology to produce the next generation of vaccines, including flu vaccines.

	—	GSK announced, on 7th September, the proposed acquisition of ID Biomedical Corporationfor approximately $1.4 billion. This purchase, which is expected to close at the end of 2005 or early in 2006 following regulatory and shareholder approval, should allow GSK to increase its annual flu vaccine production capacity by an additional 75 million doses per year by 2007.

These moves follow announcements in July of the expansion of GSK’s Dresden manufacturing plant to produce 80 million doses of flu vaccine by 2008 and GSK’s $270 million purchase of the adjuvant technology company, Corixa Corporation.

Preparations for an influenza pandemic

•	GSK is building capacity to produce a vaccine for use in a ’flu pandemic. In conjunction with the significant increase in capacity expected as a result of the strategic moves set out above, GSK is also preparing a plan to convert more of its manufacturing capabilities to produce a pandemic ’flu vaccine, if required.

•	GSK is developing an H5N1 prototype pandemic vaccine. The prototype uses an alum adjuvant which is expected to increase the body’s immune response to the vaccine at a lower dose resulting in a greater capacity to supply the pandemic vaccine. Clinical trials testing this vaccine against the H5N1 ’flu strain will begin shortly and results will be available in the second quarter of 2006.

•	Recent concerns of a possible ’flu pandemic have significantly increased current demand for GSK’s antiviral, Relenza. GSK is therefore actively seeking to expand its manufacturing capacity for Relenza, including use of partners to produce Relenza and alternative delivery mechanisms. In addition, GSK expects to file for approval of Relenza for influenza prophylaxis with US and European regulators later this year.

Other significant products

•	Sales of GSK’s HIV franchise rose 5% to £399 million. GSK’s new products Epzicom/Kivexa and Lexiva performed strongly, contributing more than £60 million of sales in the quarter.

•	Total Wellbutrin sales rose 9% to £192 million – the first increase since generic competition to Wellbutrin SR began in the first quarter of 2004. Wellbutrin XL continues to grow strongly with sales up 31% to £169 million in the quarter.

•	Total sales of the Paxil franchise fell 44% to £142 million. Sales of Paxil IR (-20% to £118 million) continue to fall as a result of generic competition. Sales of Paxil CR were £24 million. Following the interruption in product supply earlier in the year, the product has now recaptured almost 60% of its previous share of weekly new prescriptions in the USA.

•	Sales of anti-thrombotic agents, Fraxiparine and Arixtra, were £56 million in the quarter. In a 20,000 patient head-to-head study versus market leader Lovenox, Arixtra was shown to be as effective in preventing death, myocardial infarction and refractory ischaemia in patients with Acute Coronary Syndrome (ACS), but with significantly less major bleeding than Lovenox. GSK plans to file Arixtra for an ACS indication during 2006.

PIPELINE UPDATE

News on product filings and Phase III assets

•	On 14th September, the FDA’s Oncologic Drugs Advisory Committee (ODAC) recommended accelerated approval of Arranon, GSK’s new treatment for acute T-cell lymphoblastic leukaemia and lymphoma in children and adults. The product is expected to be launched in the US market in Q1 2006.

•	Trexima, a product developed with Pozen Inc, for the treatment of migraine, was filed with the FDA during the quarter. Phase III trials of Trexima showed a statistically significant higher pain-free response compared with the current gold standard Imigran/Imitrex. FDA approval and launch of the product is expected in H2 2006.

•	Cervarix, GSK’s HPV vaccine for cervical cancer, continues to progress well in clinical development. Positive new Phase III immunology and safety data were received in the quarter in over 3,000 women. These results will be communicated in scientific conferences in the coming months. Regulatory filings of Cervarix will take place in Europe in H1 2006 and International markets during 2006.

•	GSK announced on 12th September that Entereg (alvimopan), developed with the Adolor Corporation, has entered Phase III trials for the treatment of opiate-induced constipation (OIC). This follows excellent Phase II data which showed a clinically significant increase in bowel movement and frequency versus placebo for patients taking chronic opioid medication. It is expected that Entereg will be filed with the FDA for this indication in 2007.

•	GSK is in the process of finalising the clinical plan for radafaxine, including final dose selection for the pivotal studies in depression. These studies are now expected to start by the first quarter of 2006. Filing is now expected to be after 2007.

•	As recently announced, GSK has terminated patient enrolment in clinical trials for aplaviroc for HIV due to reports of hepatotoxicity. No further clinical studies of the compound are planned at this time.

CONSUMER HEALTHCARE UPDATE

Consumer Healthcare sales grew 3%. Sales grew 7% in Europe and 5% in International markets. Sales in North America were 4% lower, primarily due to the impact of product divestments in 2004.

Nutritional healthcare products sales grew 12% to £168 million. Sales growth was led by Lucozade (+19%) and Ribena (+12%), reflecting strong performances in Europe. Horlicks grew 4% worldwide, with good growth in International where it grew 8%.

Oral care sales grew 4% to £247 million. Sales of Sensodyne and the Denture care brands(Polident, Poligrip and Corega) grew by 10% and 7%, respectively, helping to offset lower sales of other toothpaste products.

Over-the-counter medicine sales of £347 million were down 1%. Growth from Analgesics (+10%) and Smoking control products (+4%) helped offset the loss of sales from the divested products. Panadol (+19%) in International markets was the key driver of the growth for Analgesics.

During the third quarter, the FDA accepted for review the Group's application requesting approval to market orlistat for weight loss as an over-the-counter medicine.

FINANCIAL REVIEW

These results have been prepared under International Financial Reporting Standards (see ‘Accounting Presentation and Policies’ on page 21.

Operating profit and earnings per share
Operating profit of £1,783 million grew by 14%, which was above the sales growth of 9%, primarily reflecting a cost of goods increase of only 6% and gains from asset disposals, included in other operating income. These were partly offset by increased R&D expenditure and increased costs for legal matters and charges related to cost saving programmes, included in SG&A expense.

In the quarter, gains from asset disposals were £122 million (£4 million in Q3 2004), legal costs were £190 million (£121 million in Q3 2004) and charges related to cost saving programmes were £29 million (£4 million in Q3 2004).

EPS of 21.3 pence increased 16% in CER terms (20% in sterling terms) compared with Q3 2004. The favourable currency impact of 4% on EPS reflected a stronger US dollar and stronger Euro.

Currencies
The third quarter 2005 results are based on average exchange rates, principally £1/$1.79, £1/Euro 1.46 and £1/Yen 199. The period-end exchange rates were £1/$1.77, £1/Euro 1.47 and £1/Yen 201. If the US dollar exchange rate were to hold at this level ($1.77) for the remainder of 2005, the currency impact on earnings per share growth would be approximately 1% favourable for the full year 2005.

Dividend
On 26th October 2005 the Board declared a third interim dividend of 10 pence per share. This compares with a dividend of 10 pence per share for Q3 2004. The equivalent dividend receivable by ADR holders is 35.5200 cents per ADS based on an exchange rate of £1/$1.7760. The dividend will have an ex-dividend date of 2nd November 2005 and will be paid on 5th January 2006 to shareholders and ADR holders of record on 4th November 2005.

Under IFRS the liability for an interim dividend is only recognised in the period when it is paid, and so the Q3 2005 financial statements do not reflect this dividend (see ‘Dividends’ on page 14).

Earnings guidance GSK’s earnings guidance for the full-year 2005 is ‘mid-teens’ EPS percentage growth in CER terms. Previously guidance was low double-digit growth in CER terms.

Share buy-back programme
In October 2002, GSK commenced a new £4 billion share buy-back programme. At 31st December 2004 £2,199 million of shares had been repurchased under this programme. A further £638 million has been invested in the period to 30th September 2005 in purchasing shares to be held as Treasury shares. The exact amount and timing of future purchases, and the extent to which repurchased shares will be held as Treasury shares rather than being cancelled, will be determined by the company and is dependent on market conditions and other factors.

GlaxoSmithKline – one of the world’s leading research-based pharmaceutical and healthcare companies – is committed to improving the quality of human life by enabling people to do more, feel better and live longer. For company information including a copy of this announcement and details of the company’s updated product development pipeline, visit GSK at www.gsk.com.

Enquiries:	UK Media	Philip Thomson David Mawdsley Chris Hunter-Ward	(020) 8047 5502 (020) 8047 5502 (020) 8047 5502

	US Media	Nancy Pekarek Mary Anne Rhyne Patricia Seif	(215) 751 7709 (919) 483 2839 (215) 751 7709

	European Analyst / Investor	Duncan Learmouth Anita Kidgell Jen Hill	(020) 8047 5540 (020) 8047 5542 (020) 8047 5543

	US Analyst / Investor	Frank Murdolo Tom Curry	(215) 751 7002 (215) 751 5419

Brand names appearing in italics throughout this document are trademarks of GSK or associated companies with the exception of Levitra, a trademark of Bayer, Vesicare, a trademark of Astellas, Entereg, a trademark of Adolor and Bonviva/Boniva, a trademark of Roche, which are used under licence by the Group.

Cautionary statement regarding forward-looking statements
Under the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995, the company cautions investors that any forward-looking statements or projections made by the company, including those made in this Announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Factors that may affect the Group's operations are described under 'Risk Factors' in the Operating and Financial Review and Prospects in the company's Annual Report 2004.

INCOME STATEMENT Three months ended 30th September 2005

	Q3 2005	Growth	Q3 2004
	£m	CER%	£m

Turnover:
Pharmaceuticals	4,709	10	4,202
Consumer Healthcare	762	3	722

TURNOVER	5,471	9	4,924

Cost of sales	(1,184)	6	(1,105)

Gross profit	4,287	10	3,819

Selling, general and administration	(1,884)	13	(1,648)
Research and development	(803)	15	(696)
Other operating income	183		22

Operating profit:
Pharmaceuticals	1,553	12	1,319
Consumer Healthcare	230	28	178

OPERATING PROFIT	1,783	14	1,497

Finance income	67		48
Finance expense	(113)		(108)
Share of after tax profits of associates and joint ventures	16		14

PROFIT BEFORE TAXATION	1,753	16	1,451

Taxation	(500)		(404)
Tax rate %	28.5%		27.8%

PROFIT AFTER TAXATION FOR THE PERIOD	1,253	15	1,047

Profit attributable to minority interests	46		39
Profit attributable to shareholders	1,207		1,008

EARNINGS PER SHARE	21.3p	16	17.7p

Diluted earnings per share	21.1p		17.6p

INCOME STATEMENT Nine months ended 30th September 2005

	9 months 2005	Growth	9 months 2004	2004
	£m	CER%	£m	£m

Turnover:
Pharmaceuticals	13,553	7	12,625	17,100
Consumer Healthcare	2,200	3	2,125	2,886

TURNOVER	15,753	7	14,750	19,986

Cost of sales	(3,466)	8	(3,184)	(4,360)

Gross profit	12,287	6	11,566	15,626

Selling, general and administration	(5,210)	1	(5,156)	(7,201)
Research and development	(2,168)	6	(2,051)	(2,904)
Other operating income	332		156	235

Operating profit:
Pharmaceuticals	4,719	15	4,094	5,126
Consumer Healthcare	522	23	421	630

OPERATING PROFIT	5,241	15	4,515	5,756

Finance income	172		145	176
Finance expense	(326)		(292)	(362)
Share of after tax profits of associates and joint ventures	39		44	60
Profit on disposal of interest in associates	—		45	149

PROFIT BEFORE TAXATION	5,126	14	4,457	5,779

Taxation	(1,461)		(1,236)	(1,757)
Tax rate %	28.5%		27.7%	30.4%

PROFIT AFTER TAXATION FOR THE PERIOD	3,665	13	3,221	4,022

Profit attributable to minority interests	98		87	114
Profit attributable to shareholders	3,567		3,134	3,908

EARNINGS PER SHARE	62.8p	14	54.6p	68.1p

Diluted earnings per share	62.3p		54.4p	68.0p

PHARMACEUTICAL TURNOVER Three months ended 30th September 2005

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	1,235	13	651	16	388	8	196	18
Seretide/Advair	737	20	417	20	246	17	74	26
Flixotide/Flovent	151	3	65	8	42	(6)	44	7
Serevent	79	(6)	25	(17)	38	(3)	16	13
Flixonase/Flonase	166	12	139	16	14	(4)	13	(5)

CENTRAL NERVOUS SYSTEM	806	(5)	517	(6)	171	(6)	118	2
Seroxat/Paxil	142	(44)	21	(83)	49	(19)	72	—
Paxil IR	118	(20)	1	(98)	49	(19)	68	(1)
Paxil CR	24	(77)	20	(80)	—	—	4	35
Wellbutrin	192	9	187	10	—	—	5	(25)
Wellbutrin IR, SR	23	(52)	19	(54)	—	—	4	(42)
Wellbutrin XL	169	31	168	30	—	—	1	—
Imigran/Imitrex	180	2	131	2	36	1	13	—
Lamictal	210	20	145	35	50	(10)	15	20
Requip	42	41	23	62	17	22	2	24

ANTI-VIRALS	664	9	333	7	194	13	137	10
HIV	399	5	198	(1)	154	15	47	7
Combivir	147	—	71	(3)	58	5	18	(1)
Trizivir	77	(5)	43	(8)	30	—	4	4
Epivir	65	(13)	22	(39)	30	8	13	19
Ziagen	33	(20)	13	(34)	13	(7)	7	(4)
Retrovir	12	9	5	7	4	5	3	20
Agenerase, Lexiva	31	66	20	43	10	>100	1	1
Epzicom/Kivexa	34	>100	24	—	9	>100	1	—

Herpes	210	16	123	23	35	8	52	6
Valtrex	179	20	121	24	25	10	33	10
Zovirax	31	(4)	2	(47)	10	2	19	(1)

Zeffix	37	9	3	11	4	(11)	30	14

ANTI-BACTERIALS	349	(2)	56	(24)	157	3	136	3
Augmentin	149	(6)	29	(34)	68	7	52	—
Augmentin IR	127	(1)	9	(38)	66	6	52	1
Augmentin ES, XR	22	(29)	20	(32)	2	79	—	—
Zinnat/Ceftin	41	(4)	2	>100	19	(14)	20	2

METABOLIC	396	21	268	22	49	28	79	11
Avandia	299	29	226	35	27	9	46	15
Avandamet	56	(5)	39	(24)	13	>100	4	(8)
Boniva	3	—	3	—	—	—	—	—

VACCINES	399	20	123	82	162	7	114	—
Hepatitis	121	18	43	26	60	16	18	9
Infanrix/Pediarix	125	31	48	44	57	35	20	(1)

ONCOLOGY AND EMESIS	262	5	199	8	40	(5)	23	1
Zofran	215	6	167	8	29	(7)	19	5
Hycamtin	26	(2)	18	2	7	(3)	1	(29)

CARDIOVASCULAR AND UROGENITAL	343	44	205	43	103	55	35	22
Coreg	154	39	153	40	—	—	1	(29)
Levitra	9	(20)	7	>100	1	(76)	1	(90)
Avodart	36	98	20	>100	14	75	2	>100
Arixtra	7	>100	4	>100	2	>100	1	>100
Fraxiparine	49	>100	—	—	43	>100	6	>100
Vesicare	4	—	4	—	—	—	—	—

OTHER	255	8	17	(21)	76	15	162	9
Zantac	61	(8)	15	(16)	16	(7)	30	(5)

	4,709	10	2,369	11	1,340	9	1,000	8

Pharmaceutical turnover includes co-promotion income.

PHARMACEUTICAL TURNOVER Nine months ended 30th September 2005

	Total		USA		Europe		International

	£m	CER%	£m	CER%	£m	CER%	£m	CER%

RESPIRATORY	3,647	13	1,847	16	1,224	8	576	14
Seretide/Advair	2,152	21	1,194	26	756	15	202	16
Flixotide/Flovent	464	2	190	3	139	(3)	135	5
Serevent	243	(9)	75	(25)	121	(3)	47	14
Flixonase/Flonase	485	12	372	10	47	(1)	66	47

CENTRAL NERVOUS SYSTEM	2,333	(11)	1,466	(14)	536	(6)	331	—
Seroxat/Paxil	457	(45)	101	(75)	147	(26)	209	(3)
Paxil IR	366	(31)	18	(85)	147	(26)	201	(4)
Paxil CR	91	(69)	83	(71)	—	—	8	37
Wellbutrin	522	(10)	511	(10)	1	46	10	(8)
Wellbutrin IR, SR	68	(73)	60	(75)	1	46	7	(27)
Wellbutrin XL	454	38	451	38	—	—	3	>100
Imigran/Imitrex	509	2	366	3	106	(2)	37	(1)
Lamictal	621	26	405	37	175	7	41	16
Requip	106	26	51	35	49	18	6	18

ANTI-VIRALS	1,901	9	939	9	579	7	383	9
HIV	1,148	6	563	2	455	9	130	12
Combivir	435	3	209	1	174	3	52	6
Trizivir	226	(8)	122	(10)	93	(5)	11	(3)
Epivir	199	(10)	71	(33)	93	8	35	18
Ziagen	102	(13)	41	(26)	43	(4)	18	9
Retrovir	33	4	13	1	12	(2)	8	23
Agenerase, Lexiva	79	86	50	61	25	>100	4	40
Epzicom/Kivexa	74	>100	57	—	15	>100	2	—

Herpes	602	13	344	23	105	—	153	3
Valtrex	505	20	339	25	74	9	92	12
Zovirax	97	(12)	5	(37)	31	(17)	61	(7)

Zeffix	103	5	9	12	15	(3)	79	7

ANTI-BACTERIALS	1,114	(4)	187	(30)	534	4	393	3
Augmentin	496	(9)	104	(39)	236	5	156	7
Augmentin IR	410	2	28	(28)	228	3	154	8
Augmentin ES, XR	86	(38)	76	(43)	8	>100	2	(30)
Zinnat/Ceftin	143	(6)	6	(11)	83	(7)	54	(6)

METABOLIC	1,108	20	750	20	134	34	224	11
Avandia	865	28	655	33	82	21	128	10
Avandamet	129	(13)	88	(32)	29	>100	12	9
Boniva	7	—	7	—	—	—	—	—

VACCINES	969	14	243	31	423	14	303	3
Hepatitis	331	11	102	4	170	16	59	11
Infanrix/Pediarix	310	20	108	22	148	28	54	(1)

ONCOLOGY AND EMESIS	745	6	554	9	125	(4)	66	2
Zofran	608	7	460	10	94	(5)	54	4
Hycamtin	74	(1)	49	—	21	(3)	4	(13)

CARDIOVASCULAR AND UROGENITAL	965	48	549	36	310	83	106	36
Coreg	414	33	410	34	—	—	4	(29)
Levitra	30	(16)	26	79	3	(77)	1	(92)
Avodart	90	>100	44	94	40	>100	6	>100
Arixtra	16	>100	9	>100	6	>100	1	>100
Fraxiparine	156	>100	—	—	133	>100	23	>100
Vesicare	8	—	8	—	—	—	—	—

OTHER	771	4	50	(24)	236	8	485	6
Zantac	180	(12)	41	(24)	47	(17)	92	(3)

	13,553	7	6,585	6	4,101	9	2,867	7

Pharmaceutical turnover includes co-promotion income.

CONSUMER HEALTHCARE TURNOVER Three months ended 30th September 2005

	Q3 2005 £m	Growth CER%

Over-the-counter medicines	347	(1)
Analgesics	94	10
Dermatological	34	(23)
Gastrointestinal	64	3
Respiratory tract	36	(5)
Smoking control	81	4
Natural wellness support	31	(7)

Oral care	247	4
Nutritional healthcare	168	12

Total	762	3

CONSUMER HEALTHCARE TURNOVER Nine months ended 30th September 2005

	9 months 2005 £m	Growth CER%

Over-the-counter medicines	1,037	2
Analgesics	268	6
Dermatological	120	(12)
Gastrointestinal	182	2
Respiratory tract	102	6
Smoking control	242	9
Natural wellness support	97	(3)

Oral care	698	2
Nutritional healthcare	465	6

Total	2,200	3

FINANCIAL REVIEW – INCOME STATEMENT

Operating profit
		Q3 2005		Q3 2004

	£m	% of turnover	£m	% of turnover	CER%	Growth £%

Turnover	5,471	100.0	4,924	100.0	9	11

Cost of sales	(1,184)	(21.6)	(1,105)	(22.4)	6	7
Selling, general and administration	(1,884)	(34.4)	(1,648)	(33.5)	13	14
Research and development	(803)	(14.7)	(696)	(14.1)	15	15
Other operating income	183	3.3	22	0.4

Operating profit	1,783	32.6	1,497	30.4	14	19

Overall the operating margin increased 2.2 percentage points as sterling operating profit increased 19% on a sterling turnover growth of 11%. At constant exchange rates, operating profit increased 14% and the margin increased 1.5 percentage points, reflecting higher operating income and only a 6% increase in cost of sales partly offset by a 13% increase in selling, general and administration (SG&A), and a 15% increase in R&D expense.

Cost of sales decreased as a percentage of turnover by 0.8 percentage points. At constant exchange rates the decrease was 0.6 percentage points, principally reflecting operational efficiencies partly offset by higher costs related to the rectification of manufacturing issues at the Cidra site in Puerto Rico.

SG&A as a percentage of turnover increased 0.9 percentage points. At constant exchange rates the increase was 1.3 percentage points, reflecting increased provisions related to legal matters, and charges related to cost saving programmes. Excluding these items, SG&A grew 8%, broadly in line with turnover growth. As reported at Q1 2005, all legal costs are now accounted for within SG&A; see ‘Accounting Presentation and Policies’ on page 21 for further details.

R&D expenditure as a percentage of turnover increased 0.6 percentage points, largely reflecting the phasing of clinical trial expenditure and some write-offs of intangible assets. Pharmaceuticals R&D expenditure represented 16.5% of pharmaceutical turnover.

Other operating income includes royalty income, equity investment disposals and impairments, product disposals and fair value adjustments to the Quest collar and Theravance options. Other operating income was £183 million in Q3 2005 compared with £22 million in Q3 2004. The increased income in Q3 2005 is predominantly due to increased product and asset disposal gains compared with Q3 2004, and a favourable fair value movement of £37 million in the Quest collar and Theravance options.

Taxation

The charge for taxation on profit, amounting to £500 million, represents an effective tax rate of 28.5%, which is the expected rate for the year.

Transfer pricing issues are described in the 'Taxation' note to the Financial Statements included in the Annual Report 2004. Developments since the date of that report are as follows.

With respect to the claims of the Internal Revenue Service (IRS) for the years 1997-2000, which are described in the note, the Group contested these claims for additional taxes of $1.9 billion by filing a petition in the US Tax Court on 12th April to which the IRS filed its statutory Answer on 7th June. In September the Court agreed to consolidate the IRS claims for 1997-2000 with those for 1989-1996 into a single trial, scheduled for hearing commencing in October 2006. The total claims for these periods amount to $4.6 billion of additional taxes and related interest of $3.6 billion, net of federal tax relief, giving a total of $8.2 billion. The Group’s petitions against the IRS claims include counter-claims for repayment of taxes totalling $1.8 billion, based partly by reference to an Advance Pricing Agreement (APA) between SmithKline Beecham and the IRS covering the transfer pricing of Tagamet between 1991 and 1993. On 23rd December 2004 the IRS filed a motion for summary judgement to exclude any evidence relating to APAs from the court proceedings. On 31st March 2005 the trial judge denied the IRS motion and reserved ruling on the admissibility of APA evidence until full trial.

GSK continues to believe that the profits reported by its US subsidiaries for the period 1989 to date, on which it has paid taxes in the USA, are more than sufficient to reflect the activities of its US operations.

GSK is in continuing discussions with the Inland Revenue in respect of UK transfer pricing disputes.

GSK uses the best advice in determining its transfer pricing methodology and in seeking to manage transfer pricing issues to a satisfactory conclusion and, on the basis of external professional advice, continues to believe that it has made adequate provision for the liabilities likely to arise from open assessments. However, there continues to be a wide difference of views between the Group, the IRS, the Inland Revenue and other relevant taxation authorities where open issues exist. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of litigation proceedings and negotiations with the relevant tax authorities.

Weighted average number of shares

	Q3 2005 millions	Q3 2004 millions

Weighted average number of shares – basic	5,668	5,724
Dilutive effect of share options and share awards	44	10

Weighted average number of shares – diluted	5,712	5,734

	9 months 2005 millions	9 months 2004 millions	2004 millions

Weighted average number of shares – basic	5,680	5,745	5,736
Dilutive effect of share options and share awards	42	12	12

Weighted average number of shares – diluted	5,722	5,757	5,748

The number of shares in issue, excluding those held by the ESOP Trusts and those held as Treasury shares at 30th September 2005, was 5,658 million (30th September 2004: 5,712 million).

Dividends

	Paid/ payable	Pence per share	£m

2005
First interim	7th July 2005	10	570
Second interim	6th October 2005	10	567
Third interim	5th January 2006	10	566

2004
First interim	1st July 2004	10	575
Second interim	30th September 2004	10	573
Third interim	6th January 2005	10	571
Fourth interim	7th April 2005	12	683

		42	2,402

Guidance issued by the Institute of Chartered Accountants in England and Wales has clarified when an interim dividend should be recognised for accounting purposes where the accounts are prepared under IFRS. Interim dividends are now only recognised in the accounts when paid, and not when declared. GSK normally pays a dividend two quarters after the quarter to which it relates and one quarter after it is declared. An adjustment is required, therefore, to recognise a further quarter’s time lag in the recording of dividends. This change has been effected in the transition balance sheet at 1st January 2003 and subsequent balance sheets.

STATEMENT OF RECOGNISED INCOME AND EXPENSE

	9 months 2005 £m	9 months 2004 £m	2004 £m

Exchange movements on overseas net assets	113	(93)	(30)
Deferred tax on exchange movements	56	(35)	(73)
Fair value movements on available-for-sale investments	(8)	—	—
Deferred tax on fair value movements	(7)	—	—
Revaluation of goodwill due to exchange	7	10	6
Actuarial (losses)/gains on defined benefit plans	(462)	(348)	108
Deferred tax on actuarial (losses)/gains on defined benefit plans	156	131	(17)

Net losses recognised directly in equity	(145)	(335)	(6)

Profit for the period	3,665	3,221	4,022

Total recognised income and expense for the period	3,520	2,886	4,016

Attributable to:
Shareholders	3,422	2,799	3,902
Minority interests	98	87	114

	3,520	2,886	4,016

BALANCE SHEET

	30th September 2005 £m	30th September 2004 £m	31st December 2004 £m
ASSETS
Non-current assets
Property, plant and equipment	6,332	6,194	6,197
Goodwill	195	157	165
Other intangible assets	2,641	2,491	2,513
Investments in associates and joint ventures	256	237	209
Other investments	350	302	298
Deferred tax assets	2,140	2,105	2,032
Other non-current assets	529	536	611

Total non-current assets	12,443	12,022	12,025

Current assets
Inventories	2,200	2,264	2,193
Trade and other receivables	4,854	4,391	4,451
Liquid investments	336	1,493	1,512
Cash and cash equivalents	6,093	2,244	2,467
Assets held for sale	3	—	2

Total current assets	13,486	10,392	10,625

TOTAL ASSETS	25,929	22,414	22,650

LIABILITIES
Current liabilities
Short-term borrowings	(1,616)	(1,157)	(1,582)
Trade and other payables	(4,579)	(4,173)	(4,267)
Current tax payable	(1,822)	(1,682)	(1,598)
Short-term provisions	(1,005)	(1,025)	(962)

Total current liabilities	(9,022)	(8,037)	(8,409)

Non-current liabilities
Long-term borrowings	(5,212)	(4,971)	(4,381)
Deferred tax provision	(233)	(152)	(377)
Pensions and other post-employment benefits	(3,164)	(3,325)	(2,519)
Other provisions	(572)	(452)	(569)
Other non-current liabilities	(334)	(267)	(244)

Total non-current liabilities	(9,515)	(9,167)	(8,090)

TOTAL LIABILITIES	(18,537)	(17,204)	(16,499)

NET ASSETS	7,392	5,210	6,151

EQUITY
Share capital	1,487	1,484	1,484
Share premium account	382	288	304
Other reserves	(410)	(702)	(606)
Retained earnings	5,641	3,887	4,697

Shareholders’ equity	7,100	4,957	5,879

Minority interests	292	253	272

TOTAL EQUITY	7,392	5,210	6,151

RECONCILIATION OF MOVEMENTS IN EQUITY

	9 months 2005 £m	9 months 2004 £m	2004 £m

Total equity at beginning of period, adjusted for changes in the timing of recognition of dividends (see ‘Dividends’ on page 14)	6,151	5,816	5,816
Implementation of accounting for financial instruments under IAS 39	(12)	—	—

Total equity at beginning of period, as adjusted	6,139	5,816	5,816
Total recognised income and expense attributable to shareholders	3,422	2,799	3,902
Dividends to shareholders	(1,823)	(2,476)	(2,476)
Ordinary shares issued	81	25	42
Ordinary shares purchased and cancelled	—	(201)	(201)
Ordinary shares purchased and held as Treasury shares	(638)	(549)	(799)
Ordinary shares issued by ESOP Trusts	23	16	23
Share-based payments	183	267	312
Changes in minority interest shareholdings	(11)	—	—
Minority interests	16	(487)	(468)

Total equity at end of period	7,392	5,210	6,151

FINANCIAL REVIEW – BALANCE SHEET

Net assets

The book value of net assets increased by £1,241 million from £6,151 million at 31st December 2004 to £7,392 million at 30th September 2005. This was principally attributable to a reduction in net debt, partly offset by an increase in pension and other post-employment liabilities in the period arising from updated mortality assumptions and weakening long-term interest rates.

The carrying value of investments in associates and joint ventures at 30th September 2005 was £256 million with a market value of £1,071 million.

On 13th July 2005, GSK acquired all of the share capital of Corixa Corporation, a biotechnology company based in the USA specialising in developing vaccine adjustments and immunology based products. The cost of £150 million, including acquisition costs, was represented by net assets of £124 million, including intangible assets of £115 million, and goodwill of £26 million.

Equity

At 30th September 2005 total equity had increased from £6,151 million at 31st December 2004 to £7,392 million. The increase arises from retained earnings partially offset by purchases of Treasury shares and further actuarial losses on defined benefit pension plans in the period.

At 30th September 2005 the ESOP Trusts held 171.1 million GSK ordinary shares at a book value of £2,419 million against the future exercise of share options and share awards, which has been deducted from other reserves. The market value of these shares was £2,467 million. At 30th September 2005 GSK also held 118.1 million shares as Treasury shares, at a cost of £1,437 million, which has been deducted from retained earnings.

CASH FLOW STATEMENT Three months ended 30th September 2005

	Q3 2005 £m	Q3 2004 £m

Operating profit	1,783	1,497
Depreciation and other non-cash items	253	319
Decrease/(increase) in working capital	9	(14)
Increase in other net liabilities	280	204

	2,325	2,006

Taxation paid	(469)	(391)

Net cash inflow from operating activities	1,856	1,615

Cash flow from investing activities
Purchase of property, plant and equipment	(237)	(195)
Proceeds from sale of property, plant and equipment	36	24
Purchase of intangible assets	(33)	(96)
Proceeds from sale of intangible assets	54	—
Purchase of equity investments	(10)	(6)
Proceeds from sale of equity investments	11	18
Purchase of businesses, net of cash acquired	(143)	(306)
Interest received	71	46
Dividends from associates and joint ventures	5	4

Net cash outflow from investing activities	(246)	(511)

Cash flow from financing activities
Decrease/(increase) in liquid investments	2	(37)
Proceeds from own shares for employee share options	4	4
Issue of share capital	33	9
Purchase of Treasury shares	(235)	(247)
Repayment of long-term loans	(69)	(7)
Net (repayment of)/increase in short-term loans	(8)	59
Net repayment of obligations under finance leases	(7)	—
Interest paid	(117)	(100)
Dividends paid to shareholders	(568)	(1,092)
Dividends paid to minority interests	(5)	(4)
Other financing cash flows	109	55

Net cash outflow from financing activities	(861)	(1,360)

Increase in cash and bank overdrafts in the period	749	(256)

Exchange adjustments	66	3
Cash and bank overdrafts at beginning of period	5,050	2,298

Cash and bank overdrafts at end of period	5,865	2,045

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	6,093	2,244
Overdrafts	(228)	(199)

	5,865	2,045

CASH FLOW STATEMENT Nine months ended 30th September 2005

	9 months 2005 £m	9 months 2004 £m	2004 £m

Operating profit	5,241	4,515	5,756
Depreciation and other non-cash items	669	938	1,227
Increase in working capital	(68)	(98)	(158)
Increase/(decrease) in other net liabilities	103	(234)	(298)

	5,945	5,121	6,527

Taxation paid	(1,272)	(1,116)	(1,583)

Net cash inflow from operating activities	4,673	4,005	4,944

Cash flow from investing activities
Purchase of property, plant and equipment	(555)	(505)	(788)
Proceeds from sale of property, plant and equipment	63	38	53
Purchase of intangible assets	(185)	(169)	(255)
Proceeds from sale of intangible assets	224	—	—
Purchase of equity investments	(18)	(77)	(103)
Proceeds from sale of equity investments	22	55	58
Share transactions with minority shareholders	(32)	—	—
Purchase of businesses, net of cash acquired	(143)	(306)	(297)
Disposals of businesses and interests in associates	—	56	230
Investment in associates and joint ventures	(2)	(2)	(2)
Interest received	200	140	173
Dividends from associates and joint ventures	8	8	11

Net cash outflow from investing activities	(418)	(762)	(920)

Cash flow from financing activities
Decrease/(increase) in liquid investments	1,234	(34)	(53)
Proceeds from own shares for employee share options	23	16	23
Issue of share capital	81	25	42
Share capital purchased for cancellation	—	(201)	(201)
Purchase of Treasury shares	(625)	(532)	(799)
Redemption of preference shares issued by subsidiary	—	(489)	(489)
Increase in long-term loans	982	1,365	1,365
Repayment of long-term loans	(124)	(11)	(15)
Net repayment of short-term loans	(314)	(426)	(407)
Net repayment of obligations under finance leases	(25)	—	(22)
Interest paid	(321)	(271)	(350)
Dividends paid to shareholders	(1,823)	(2,419)	(2,475)
Dividends paid to minority interests	(78)	(66)	(75)
Other financing cash flows	32	30	49

Net cash outflow from financing activities	(958)	(3,013)	(3,407)

Increase in cash and bank overdrafts in the period	3,297	230	617

Exchange adjustments	213	(16)	(93)
Cash and bank overdrafts at beginning of period	2,355	1,831	1,831

Cash and bank overdrafts at end of period	5,865	2,045	2,355

Cash and bank overdrafts at end of period comprise:
Cash and cash equivalents	6,093	2,244	2,467
Overdrafts	(228)	(199)	(112)

	5,865	2,045	2,355

RECONCILIATION OF CASH FLOW TO MOVEMENTS IN NET DEBT

	9 months 2005 £m	9 months 2004 £m	2004 £m

Net debt at beginning of the period	(1,984)	(1,648)	(1,648)

Increase in cash and bank overdrafts in the period	3,297	230	617
Cash (inflow)/outflow from liquid investments	(1,234)	34	53
Net increase in long-term loans	(858)	(1,354)	(1,350)
Net repayment of short-term loans	314	426	407
Net repayment of obligations under finance leases	25	—	22
Net non-cash funds of subsidiary undertakings acquired	(23)	—	—
Exchange adjustments	83	19	24
Other non-cash movements	(19)	(98)	(109)

Movement in net debt	1,585	(743)	(336)

Net debt at end of the period	(399)	(2,391)	(1,984)

FINANCIAL REVIEW – CASH FLOW

Operating cash flow was £2,325 million in Q3 2005. This represents an increase of £319 million over Q3 2004 principally due to higher operating profits. The operating cash flow is in excess of the funds needed for the routine cash flows of tax, capital expenditure on property, plant and equipment and dividend payments, together amounting to £1,274 million. Receipts of £37 million arose from the exercise of share options: £4 million from shares held by the ESOP Trusts and £33 million from the issue of new shares. In addition, £235 million was spent in the quarter on purchasing the company's shares to be held as Treasury shares.

EXCHANGE RATES

The results and net assets of the Group, as reported in sterling, are affected by movements in exchange rates between sterling and overseas currencies. GSK uses the average of exchange rates prevailing during the period to translate the results and cash flows of overseas Group subsidiary and associated undertakings into sterling and period end rates to translate the net assets of those undertakings. The currencies which most influence these translations, and the relevant exchange rates, are:

	9 months 2005	9 months 2004	2004

Average rates:
£/US$	1.85	1.82	1.83
£/Euro	1.46	1.48	1.47
£/Yen	199.00	197.00	197.00
Period-end rates:
£/US$	1.77	1.81	1.92
£/Euro	1.47	1.46	1.41
£/Yen	201.00	199.00	197.00

During the period to 30th September 2005 average sterling exchange rates were stronger against the US dollar and the Yen and weaker against the Euro compared with the same period in 2004. Comparing Q3 2005 period-end rates with Q3 2004 period-end rates, sterling was weaker against the US dollar and stronger against the Euro and the Yen.

LEGAL MATTERS

The Group is involved in various legal and administrative proceedings, principally product liability, intellectual property, tax, anti-trust, and governmental investigations and related private litigation. The Group makes provision for those proceedings on a regular basis and may make additional significant provisions for such legal proceedings, as required in the event of further developments in those matters, consistent with generally accepted accounting principles. Litigation, particularly in the USA, is inherently unpredictable and excessive awards that may not be justified by the evidence can occur. The Group could in the future incur judgments or enter into settlements of claims that could result in payments that exceed its current provisions by an amount that would have a material adverse effect on the Group’s financial condition and results of operations.

Intellectual property claims include challenges to the validity of the patents on various of the Group’s products or processes, and assertions of non-infringement of those patents. A loss in any of these cases could result in loss of patent protection for the product at issue. The consequence of any such loss could be a significant decrease in sales of that product and could materially affect future results of operations for the Group.

At 30th September 2005 the Group’s aggregate provision for legal and other disputes (not including tax matters described under ‘Taxation’ on page 13) was just over £1.1 billion. The ultimate liability for legal claims may vary from the amounts provided and is dependent upon the outcome of litigation proceedings, investigations and possible settlement negotiations.

Developments since the date of the Annual Report as previously updated by the legal proceedings note to the results announcements for the first and second quarters of 2005 are set out below:

Intellectual property

With respect to the appeal by Teva from the US District Court decision finding infringement and affirming the validity of the Group’s method of use patents for ondansetron (the active ingredient in Zofran), the later of which expires in December 2006, the parties have reached a settlement agreement, the terms of which are confidential. Separately, Kali Laboratories has filed a notice of appeal with the US Court of Appeals for the Federal Circuit from the grant of the Group’s summary judgement motions by the trial judge which affirmed the validity of those same patents and finding that Kali’s proposed generic product would infringe.

With respect to Biovail’s claims for infringement of its formulation patents for Wellbutrin XL, Biovail has advised that a trial date for its action against Anchen Pharmaceuticals has been set for 12th September 2006 in the US District Court for the Central District of California and that the hearing on the Abrika Pharmaceuticals motion for summary judgement of non-infringement will be held on 2nd November 2005 in the US District Court for the Southern District of Florida. The Group is not a party to either of those proceedings. To the knowledge of the Group and Biovail, the FDA has not approved a generic version of Wellbutrin XL.

Government investigations

With respect to the average wholesale price (AWP) investigation, in September the Group reached a civil settlement with the US Department of Justice, the US Attorney for the District of Massachusetts and the Office of the Inspector General of the US Department of Health and Human Services. The Group agreed to pay the government a civil settlement of $149 million together with $1.8 million interest for the period during which details of the settlement were resolved. As part of the settlement the corporate integrity agreement to which the Group is a party has been amended to address issues raised in the course of the government investigation.

In the related private litigation against the Group and other pharmaceutical companies, in August the judge in the multi-district litigation proceeding in the US District Court for the District of Massachusetts granted in part and denied in part plaintiffs’ motion for class certification, thereby narrowing the scope of the class claims. Fact discovery in that proceeding closed as to the Group at the end of August.

With respect to the Group’s manufacturing facility at Cidra, Puerto Rico, production and distribution of Paxil CR and Avandamet has resumed. In September the Group provided to the FDA its report of corrective plans and timetable for completion following a cGMP inspection of the site by an outside expert. That inspection was conducted pursuant to the terms of the consent decree between the FDA and the Group. The Group is fully committed to working cooperatively with the FDA to address all remaining issues in a timely fashion.

In October the Competition Directorate of the European Commission initiated an inspection concerning allegations that the Group has abused a dominant position in the marketplace concerning enforcement of its intellectual property rights, litigation surrounding regulatory approvals and marketing of paroxetine (Seroxat) in Europe. GSK is co-operating fully with the Commission and believes the Group’s conduct in these matters has been entirely proper.

Developments with respect to tax matters are described in ‘Taxation’ on page 13.

ACCOUNTING PRESENTATION AND POLICIES

With effect from 1st January 2005, GSK has moved to reporting its financial results in accordance with International Financial Reporting Standards (IFRS) as required by a European Union Regulation issued in 2002. This unaudited Results Announcement for the three months ended 30th September 2005 is prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and the IFRS accounting policies expected to apply in 2005. These IFRS policies are unchanged from those set out in the Annual Report 2004 on pages 164 to 166, except that GSK now accounts for all legal costs within SG&A. In addition, following a clarification of the timing of recognition of dividends under IFRS, an adjustment is recorded to reflect a further quarter’s delay in recognition – see ‘Dividends’ on page 14 for further details. Comparative figures have been amended accordingly.

A number of presentational changes have been made, starting in Q1 2005, to conform with best practice under IFRS:

•	Legal costs have been reclassified so that all legal costs are now reported within SG&A. Consequently, trading profit is no longer reported separately

•	Except where expressly permitted, IFRS does not allow offsetting of income and expenses. Consequently, finance income and expense are reported separately.

None of these presentational changes has any impact on operating profit or EPS in this quarter or the comparative periods in 2004. All comparative figures are presented on this basis, except that GSK has taken advantage of an exemption which permits financial instruments to be accounted for and presented on a UK GAAP basis in 2004 and only in accordance with IAS 32 and IAS 39 from 1st January 2005. Full details of the major differences from UK GAAP as they apply to GSK are given in the unaudited IFRS financial information section of the Annual Report 2004 on page 163.

The income statement, statement of recognised income and expense and cash flow statement for the year ended, and the balance sheet at, 31st December 2004 have been derived from the unaudited IFRS financial information published in the Annual Report 2004, taking account of the changes noted above.

Data for market share and market growth rates are GSK estimates based on the most recent data from independent external sources, and where appropriate, are valued in sterling at relevant exchange rates. Figures quoted for product market share reflect sales by GSK and licensees.

In order to illustrate underlying performance, it is the Group's practice to discuss its results in terms of constant exchange rate (CER) growth. This represents growth calculated as if the exchange rates used to determine the results of overseas companies in sterling had remained unchanged from those used in the previous year. All commentaries are presented in terms of CER unless otherwise stated.

UK GAAP to IFRS reconciliations

GSK published financial information in accordance with International Financial Reporting Standards for 2003 and 2004 on the London Stock Exchange on 10th February 2005. That document included explanations of the main UK GAAP to IFRS differences and UK GAAP to IFRS reconciliations for:

•	total equity at 1st January 2003, 31st December 2003 and each quarter end in 2004
•	profit attributable to shareholders for 2003 and each quarter in 2004
•	cash flows for 2003 and each quarter in 2004.

The document is available on the company’s website.

INVESTOR INFORMATION

Announcement of Q3 2005 Results
This Announcement was approved by the Board of Directors on Thursday 27th October 2005.

Financial calendar
The company will announce preliminary results for 2005 and fourth quarter 2005 results on 8th February 2006. The fourth interim dividend for 2005 will have an ex-dividend date of 15th February 2006 and a record date of 17th February 2006 and will be paid on 6th April 2006.

Internet
This Announcement and other information about GSK is available on the company's website at: http://www.gsk.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc

(Registrant)

Date: October 27, 2005

By:	/s/ Simon Bicknell

SIMON BICKNELL

Authorised Signatory for and on behalf of GlaxoSmithKline plc